Suite 1210 - 777 Hornby Street Vancouver, BC V6Z 1S4 CANADA Telephone: (604) 689-1022 Facsimile: (604) 681-4760
CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William Macdonald
Direct Tel.	604.648.1670
E-Mail Address	wmacdonald@wlmlaw.ca
Our File No.	33737-1

August 19, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:          Linda Cvrkel, Branch Chief Dear Sirs:

Re:	Ecologic Transportation, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2009
Filed April 14, 2010
File No. 333-139045

     We are the attorneys for the Company. We refer to your letter of July 30, 2010 addressed to the Company with your comments on the Company's Form 10-K for fiscal year ended December 31, 2009, filed on April 14, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Financial Statements, page F-1

Notes to the Financial Statements, page F-7
Note 5. Stockholders’ (Deficit), page F-10

1.

In regards to the comments on the inconsistent disclosure, please note that you have correctly identified an inconsistency in the number of shares that were cancelled during 2009. The amended disclosure on page 5 should refer to be 3,269,496, and as such be reconciled to the correct number in the Statement of Stockholders' Deficit and Note 5 of the financial statements. In regards to the business purpose of cancelling the stock, the Company has advised that such cancellation was a pre-condition for the current business to be vended into the company. When presented with this condition, the shareholders who were required to cancel their shares agreed to do so in order that the transaction could proceed, and minority shareholder value could be enhanced. The Company proposes to make the foregoing revised disclosure in subsequent filings.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

US Securities & Exchange Commission Re: Ecologic Transportation, Inc August 19, 2010 Page | 2
CORPORATE AND SECURITIES LAWYERS

2.

In regards to the comment on stock issuances, the issuance of stock for consulting (Capital Group Communications) was recorded as a prepaid expense - see Note 3 to the financial statements. This stock was valued at $120,000; $60,000 was recorded as general and administrative expense in the statement of operations and $60,000 was recorded as a prepaid expense on the balance sheet, since the services had not been rendered, but payment had been made (i.e. the stock fee is nonrefundable).

The issuance of stock for web design and radio operations was valued at $450,000 - see Note 5 to the financial statements. This stock was valued at $450,000; $148,750 was recorded as a general and administrative expense in the statement of operations and $301,250 is a deferred expense as of 12/31/09 and is included in additional paid-in capital.

All of the stock associated with these agreements has been issued.

The stockholders' deficit statement amount of $120,500 should be $120,000, and is comprised of the following:

shares issued to Capital Group Communications $120,000
shares issued for web design and radio operations $450,000
deferred compensation ($450,000)

The amount expensed for web design and radio operations is shows as "Amortization of deferred compensation" of $148,750 in the equity statement. The remaining $301,250 is included in additional paid-in capital. The chart below may assist:

Stock Issuance Date	Shares	Purpose	Total Value	General & Administrative Expense	Prepaid Expenses	Amortization of Deferred Compensation	Deferred Expense - Additional Paid-In Capital

January	500,000	Investor relations	$120,000	$60,000	$60,000
April	100,000	Web-site design	180,000			$40,000	$140,000
May	50,000	Web-site design	90,000			18,750	71,250
June	100,000	Radio operations	180,000			90,000	90,000

TOTALS	750,000		$570,000	$60,000	$60,000	$148,750	$301,250

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York.

US Securities & Exchange Commission Re: Ecologic Transportation, Inc August 19, 2010 Page | 3
CORPORATE AND SECURITIES LAWYERS

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Form 10-K shortly. Should you have any questions, please do not hesitate to contact the writer.

     On behalf of the Company we sincerely thank and appreciate the SEC’s attention to and ongoing cooperation in this matter.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald

WLM/mll

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York.